March 11, 2025

Kenny Cheung
Executive Vice President and Chief Financial Officer
Sysco Corporation
1390 Enclave Parkway
Houston, Texas 77077

       Re: Sysco Corporation
           Form 10-K for Fiscal Year Ended June 29, 2024
           Item 2.02 Form 8-K dated January 28, 2025
           File No. 001-06544
Dear Kenny Cheung:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended June 29, 2024
Financial Statements
Note 21. Business Segment Information, page 110

1. Please disclose in greater detail the specific types of corporate office and shared service operations expenses (not allocated to your segments) that are included in the Global Support Center reconciling line item. Refer to ASC 280-10-50-29(b) and
       50-31.


Item 2.02 Form 8-K dated January 28, 2025
Exhibit 99.1
Sysco Reports Second Quarter Fiscal Year 2025 Results, page 1

2. You discuss the changes in EBITDA and adjusted EBITDA in the key financial results for the second quarter of fiscal year 2025 without disclosing the change in their most directly comparable GAAP measure, net earnings. Please revise to disclose the change in net earnings with equal or greater prominence. Refer to Item 10(e)(1)(i)(A)
 March 11, 2025
Page 2

       of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial
Measures
       Compliance and Disclosure Interpretations.
Non-GAAP Reconciliation
Net Debt to Adjusted EBITDA, page 23

3. Please disclose the reasons why management believes that presentation of debt/net debt to adjusted EBITDA ratios provides useful information to investors. Also, present and/or discuss debt/net debt to net earnings ratios with equal or greater prominence, when you present and/or discuss debt/net debt to adjusted EBITDA ratios. Refer to Item 10(e)(1)(i)(A) and (C) of Regulation S-K and Question 102.10(a)
       of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services